Exhibit 11.1

Cornell Companies, Inc.

Statement Re:  Computation of Per Share Earnings

(in thousands except per share amounts)

	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net Earnings	$3,970	$3,970	$6,362	$6,362	$4,659	$4,659

Shares used in computing net earnings per share:
Weighted average common shares and common share equivalents	14,426	14,426	14,132	14,132	10,624	10,624

Less effect of treasury shares	(1,485)	(1,485)	(1,221)	(1,221)	(1,008)	(1,008)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	322	—	321	—	453

	12,941	13,263	12,911	13,232	9,616	10,069

Net earnings per share	$0.31	$0.30	$0.49	$0.48	$0.48	$0.46